

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2020

Kyle Detwiler
Chief Executive Officer
Clever Leaves Holdings Inc.
489 Fifth Avenue, 27th Floor
New York, New York 10017

>   **Re: Clever Leaves Holdings Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed September 11, 2020**
>   **File No. 333-241707**

Dear Mr. Detwiler:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 3, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-4, Filed September 11, 2020

Estimated Outstanding Share Calculation, page 1

1.   We note your response to our prior comment number 2. In the "Estimated Outstanding Share Calculation" section on page 1, please clarify the assumptions regarding the number of Clever Leaves shares to be exchanged for the cash consideration. Additionally, we note that you registered 38,415,132 shares of common stock, which includes 16,215,132 Holdco common shares issuable in exchange for outstanding shares of SAMA common stock, and that the existing SAMA stockholders receive Holdco common shares on a one-for-one basis. Further, on page 12 it says: "There are currently 16,215,132 shares of SAMA common stock issued and outstanding, consisting of 12,965,132 public shares and 3,250,000 founder shares." Please reconcile with the SAMA share figures in the Estimated

Outstanding Share Calculation section and elsewhere and please be sure to use the most recent share counts for the estimated outstanding share calculation. See for example page 1: "For purposes of this proxy/statement prospectus, we have assumed that the number of Holdco common shares issued and outstanding as of closing will be 32,008,947 shares (the "Outstanding Shares"). This assumes no redemptions by SAMA stockholders, and includes: (i) 12,965,132 Holdco common shares issuable to current SAMA public stockholders pursuant to the Merger, (ii) 1,625,000 Holdco common shares issuable to the Sponsor and the independent directors of SAMA pursuant to the Merger…" which totals 14,590,132 shares. Please also consider whether the following language on page 11 is correct: "the Clever Leaves shareholders will receive an aggregate of up to 32,008,947 Holdco common shares. See 'Estimated Outstanding Share Calculation.'"

Risk Factors

Risks Related to Ownership of Holdco Securities, page 43

2. We note your response to our prior comment number 27. On page 47 and elsewhere, please revise the disclosure to clearly describe the exclusive forum provision in your Articles. For instance, please clarify the source of the references to "the exclusive U.S. federal forum provision," since it is not clear, without additional context, whether this refers to your Articles or a federal statute. Additionally, please clarify that the investor impacts you mention, such as discouraging lawsuits, apply to the exclusive forum provision as a whole, including both the Canadian and U.S. federal jurisdiction components.

Condensed Consolidated Statements of Cash Flows, page F-37

3. We note the receipt of $992,000 from other borrowings in the three months ended June 30, 2020. Please revise the footnotes to describe any material terms of these obligations including interest rates, maturity dates, and subordinate features.

Report of Independent Registered Public Accounting Firm, page F-63

4. We note the revisions made to the independent auditor's report provided in response to prior comment 29. As previously requested, please have them revise to also include the opinion as part of the first section of their report as required by PCAOB AS 3101.08(e) and not as the sixth paragraph.

Exhibits and Financial Statement Schedules, page II-2

5. Please tell us why none of your leases will be filed as exhibits. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

6. We note the forms of the opinions for Dentons Canada LLP, Freshfields Bruckhaus Deringer LLP and Greenberg Traurig LLP have been filed as Exhibits 5.1, 5.2 and 8.1, respectively. Please be sure to file the executed versions of such opinions in a pre-effective amendment. Additionally, please have Dentons Canada LLP revise their opinion

to opine on the 18,150,000 warrants being registered under this Registration Statement, not just the common shares underlying such warrants. Please also tell us whether Canadian tax counsel was consulted in connection with this transaction.

7. We note that you will file the Employment Agreement with Mr. Detwiler, dated as of August 17, 2017, as Exhibit 10.36. Please file the employment agreements with Messrs. Wilches and Fajardo, your named executive officers, pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K. Please also confirm that all management contracts or compensatory plans, contracts or arrangements will be filed with respect to other executive officers to the extent material.

You may contact Gary Newberry at 202-551-3761 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Sebastian Fain